

March 30, 2011

Via E-mail
Cyrus D. Marter IV
Senior Vice President and General Counsel
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, CO 80202

> **Re: Lone Pine Resources Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 8, 2011**
> **File No. 333-171123**

Dear Mr. Marter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment one from our letter dated February 22, 2011, and reissue the comment.

Risk Factors, page 15

2.   We note your response to prior comment four from our letter dated February 22, 2011 and the added disclosure. In particular, we note the risk factor disclosure that "if Forest defaults under its bank credit facility or indentures, the default would cause a cross-default under [y]our bank credit facility." Please revise to provide separate risk factor disclosure regarding the risk of a default by Forest.

3.   We also note your revised disclosure regarding your need to comply with certain
        covenants in Forest's indentures related to limitations on indebtedness, restricted
        payments, distributions from restricted subsidiaries, asset sales, transactions with
        affiliates, issuance and sale of capital stock of restricted subsidiaries, and liens. To the
        extent material to you, please expand your disclosure with respect to each of these items
        to provide more detail regarding the terms of such covenants.

Contractual Obligations, page 76

4.   We note your disclosure in note 2 to your table of contractual obligations that certain
        amounts are due immediately upon notice of an equity award exercise or settlement.
        Please revise your filing to clarify why such amounts would be due upon such notice.
        For example, and without limitation, please revise your filing to clarify the nature of the
        related advances from Forest Oil.

Ownership of our common stock, page 163

5.   Please provide the information presented in this section as of the most recent practicable
        date. See Item 403 of Regulation S-K. In that regard, we note your references to
        beneficial ownership as of December 31, 2010.

Certain Relationships and Related Party Transactions, page 178

6.   We note your response to our prior comments two and seven from our letter dated
        February 22, 2011. Please revise this section to include relevant page numbers where
        you provide cross-references to other sections.

Underwriting, page 201

7.   We note your disclosure that the obligations of the underwriters under the underwriting
        agreement may be terminated upon the occurrence of certain stated events. Please revise
        your disclosure to briefly describe such events.

8.   We note your disclosure regarding the directed share program. Please clarify whether
        any shares sold pursuant to such program may be subject to lock-up agreements, and
        disclose the material terms of any such agreements.

9.   We note the statement that "[a]fter the initial public offering of the shares of common
        stock and after the underwriters have made a reasonable effort to sell all of the shares of
        common stock at the offering price set forth on the cover page, the offering price may be
        decreased and may be further changed from time to time to an amount not greater than
        the offering price set forth on the cover page, provided the compensation realized by the
        underwriters will be decreased by the amount that the aggregate price paid by purchasers
        for the common stock is less than the gross purchase price paid by the underwriters to us

for the shares of common stock." Please explain to us how the underwriters will offer the common stock at a price other than the fixed price set forth on the cover page of the prospectus.

Engineering Comments

Our Competitive Strengths, pages 5 and 93

Large Continuous Acreage Position, pages 5 and 93

10.   As you have elected to not disclose unproved reserves, the only drilling locations you can disclose are those for proved undeveloped reserves. Under no circumstances may you disclose information about resources. Therefore, as footnote 3 explains that "other locations" do not have proved or unproved reserves associated with them, please remove the number of "other locations" in the Deep Basin, Evi area and the Utica Shale here, on page 82 and on all the tables and text under Significant Properties beginning on page 84 since they do not have proved reserves attributed to them.

11.   Regarding your response to our prior comment 12 of our letter dated February 22, 2011 please tell us the volume of fuel you estimated to use in the future, how it was calculated and how you removed it from the reserves prior to their calculation. Please provide us with a comparison of the amount of fuel you estimated to use and how it compares with the actual volume of fuel used for each of the last three years.

12.   It is not clear to us why you are referencing the Henry Hub gas price, other than the 21 MMBTU/d that is under contract and linked to the Henry Hub price, when your gas reserves are produced and sold in Alberta and British Columbia, Canada.   It would appear that for the rest of your gas reserves the AECO index price would be a more appropriate price to use as a reference price. The 12 month first of the month un-weighted AECO average gas price for 2010 was $3.78/MMBTU or approximately $3.36/Mcf. Please explain the reason for referencing the Henry Hub gas price for all of your gas reserves or revise your document to re-determine your Canadian gas reserves, that are not part of the 21 MMcf/d that are contractually linked to the Henry Hub gas price, based on the AECO first of the month un-weighted 12 month average price for 2010.

13.   Based on the disclosure in Forest Oil's 2010 10-K report, 975 thousand barrels of Lone Pine's 18,260 barrels of liquid reserves as of December 31, 2010 are natural gas liquids. If one uses the prices indicated in the D&M reserve letter of $51.70 for NGLs, $72.58 for the 17,285 thousand barrels of oil and $3.89 Mcf for the 267,013 million cubic feet of natural gas reserves the total future cash inflow is $2,343,633 thousand or about 3.82% less than what is reported in the S-1/A2 on page F-32. Although this appears to be immaterial, it actually makes a material difference in the calculated Standardized Measure value. Please tell us how you arrived at the future cash inflow value of

$2,436,765 thousand as reported in the document or revise the disclosure as necessary.

14.   Regarding your response to our prior comment 13, since you have no operational control over the drilling of the well, it would appear that you could not call the reserves associated with that undeveloped location proved until the operator approves a development plan, giving a commitment to drill the well. The fact that you believe the well is economical and qualifies as a proved location and that it is an immaterial amount of reserves is irrelevant because apparently the operator has not agreed to drill the well. Therefore, you should remove these reserves from the proved category.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202)

551-3703 with questions about engineering comments. Please contact Douglas Brown at (202) 551-3265, or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Alan Baden